UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JANUARY 7, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Phillips Van Heusen Corporation

File No. 1-7572 - CF#25800

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Phillips Van Heusen Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q/A filed on October 6, 2010 and amended on October 29, 2010.

Based on representations by Phillips Van Heusen Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.1	through May 6, 2016
Exhibit 10.5	through July 20, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

John Reynolds
Assistant Director